EXHIBIT 11.2

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Quarter Ended September 29, 2002 and September 30, 2001
(Thousands of Dollars and Shares Except Per Share Data)

	2002		2001
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings before cumulative effect
of accounting change	$ 55,848	55,848	50,602	50,602
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	172,755	172,755	172,071	172,071
Exercise of stock options and warrants:
Actual	3	3	69	69
Assumed	-	527	-	1,092
	------------	------------	------------	------------
Total	172,758	173,285	172,140	173,232
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Per common share:
Net earnings before cumulative effect
of accounting change	$ .32	.32	.29	.29
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